Exhibit 99.2

FLEET STATUS REPORT NYSE: PACD
As of August 7, 2016
Updates noted in bold

Rig Name	Delivery	Water Depth (ft)	Drilling Depth (ft)	Customer	Location	Contract
						Start/Expected Start	Term	Contractual Dayrate (US$000's)	Average Contract Backlog Revenue Per Day (US$000's)	Availability/Expected Availability
Pacific Bora	2010	10,000	37,500	Chevron	Nigeria	26-Aug-2014	2 years	586	602	Sep-16
Pacific Scirocco	2011	12,000	40,000	Total	Tenerife	8-Jan-2015	2 years + 12 days	489/455(1)	489/455(1)	Jan-17
Pacific Mistral	2011	12,000	37,500	—	Aruba	—	—	—	—	Immediate
Pacific Santa Ana	2011	12,000	40,000	Chevron	USGoM	21-Mar-2012	5 years + 38 days	486(2)	559(2)	May-17
Pacific Khamsin	2013	12,000	40,000	—	Cyprus	—	—	—	—	Immediate
Pacific Sharav	2014	12,000	40,000	Chevron	USGoM	27-Aug-2014	5 years	556(2)	609(2)	Sep-19
Pacific Meltem	2014	12,000	40,000	—	Aruba	—	—	—	—	Immediate
(1) In April 2016, Total notified us of its intent to terminate the drilling contract for the Pacific Scirocco for convenience. Throughout the second quarter, we continued to engage in discussions with Total regarding alternatives to early termination. On July 22, 2016, Total rescinded the termination and notified us of its intent to restart operations at the full dayrate by September 15, 2016. During the third quarter until the date of restarting operations, we will continue to earn 80% of the current dayrate. We have further agreed to reduce the full dayrate to $455,000 from October 15, 2016 until the end of the contract term through January 19, 2017.
(2) As disclosed in our Form 6-K filed on May 6, 2016, the contractual dayrate and average contract backlog revenue per day amounts for the Pacific Santa Ana and the Pacific Sharav have been updated for changes from application of contract escalation provisions and incremental reimbursements from the client for capital improvements to the drillships.

	Historical Actual
Period	3Q2015	4Q2015	1Q2016	2Q2016	3Q2015 - 2Q2016 Average
Operating Fleet Average Revenue Efficiency	90.8%	97.3%	97.7%	99.0%	95.9%

FLEET STATUS REPORT NYSE: PACD
As of August 7, 2016

DEFINITIONS & DISCLAIMERS
Dayrate Definition: The dayrates reflected in this Fleet Status Report are the operating dayrates charged to customers, which may include estimated contractual adjustments for changes in operating costs and/or reimbursable cost adjustments for ongoing expenses such as crew, catering, insurance and taxes. The dayrates, however, do not include certain types of non-recurring revenues such as lump sum mobilization payments, revenues earned during mobilizations, revenues associated with contract preparation and other non-recurring reimbursable items such as mobilizations and capital enhancements. Routine and non-routine downtime may reduce the actual revenues recognized during the contract term.
Backlog Definition: Includes firm commitments only, which are represented by signed drilling contracts. We calculate our contract backlog by multiplying the contractual dayrate by the minimum number of days committed under the contracts (excluding options to extend), assuming full utilization, and also include mobilization fees, upgrade reimbursements and other revenue sources, such as the standby rate during upgrades, as stipulated in the contract.
Revenue Efficiency Definition: Actual contractual dayrate revenue (excludes mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of contractual dayrate revenue that could have been earned during such period. The guidance range applies only to our drillships operating on contract and includes our expectations for unplanned downtime, introduction of our new rigs to the fleet and planned events such as inspections.
Forward Looking Statements: Certain statements and information contained in this Fleet Status Report constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by the use of words such as “believe,” “estimate,” “expect,” “forecast,” “our ability to,” “plan,” “potential,” “projected,” “target,”  “would,” or other similar words, which are generally not historical in nature. The forward-looking statements speak only as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.  Our forward-looking statements express our current expectations or forecasts of possible future results or events, including expectations for durations of contracts, payments to be made under terminated contracts, contract backlog, revenues and operating results, operating revenue efficiency and expected availability of vessels.
Although we believe that the assumptions and expectations reflected in our forward-looking statements are reasonable and made in good faith, these statements are not guarantees and actual future results may differ materially due to a variety of factors.  These statements are subject to a number of risks and uncertainties, many of which are beyond our control.
Important factors that could cause actual results to differ materially from our expectations include: the global oil and gas market and its impact on demand for our services; the offshore drilling market, including reduced capital expenditures by our clients; changes in worldwide oil and gas supply and demand; our ability to recover payments from our clients; rig availability and supply and demand for high-specification drillships and other drilling rigs competing with our fleet; costs related to stacking of rigs; our ability to enter into and negotiate favorable terms for new drilling contracts or extensions; our substantial level of indebtedness; possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of market changes or other reasons; and the other risk factors described in our filings with the Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F and Current Reports on Form 6-K.  These documents are available through our website at www.pacificdrilling.com or through the SEC’s website at www.sec.gov.